UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92822

(714) 961-6355

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Beckman Coulter, Inc. (“Beckman Coulter” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the outstanding common stock, par value $0.10 per share, of Beckman Coulter (the “Shares”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on February 15, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 6.	Interest in Securities of the Subject Company.

The disclosures in the Schedule 14D-9 appearing in Item 6 are amended and supplemented as follows:

Other than as set forth below and except as previously disclosed in the Schedule 14D-9, no transactions in the Shares during the 60 days preceding the date of the Schedule 14D-9 have been effected by Beckman Coulter or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries of Beckman Coulter.

Identity of Person	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Peter B. Dervan	2/14/2011	71.94	$82.82	Acquisition of Phantom Shares (c)
Peter B. Dervan	2/14/2011	21.58	$0	Acquisition of Phantom Shares (d)
Betty Woods	2/14/2011	71.94	$82.82	Acquisition of Phantom Shares (c)
Betty Woods	2/14/2011	21.58	$0	Acquisition of Phantom Shares (d)
Van B. Honeycutt	2/14/2011	82.51	$82.82	Acquisition of Phantom Shares (c)
Van B. Honeycutt	2/14/2011	19.32	$0	Acquisition of Phantom Shares (d)
Lewis T. Williams	2/14/2011	73.45	$82.82	Acquisition of Phantom Shares (c)
Lewis T. Williams	2/14/2011	22.04	$0	Acquisition of Phantom Shares (d)
Robert G. Funari	2/14/2011	82.51	$82.82	Acquisition of Phantom Shares (c)
Robert G. Funari	2/14/2011	24.75	$0	Acquisition of Phantom Shares (d)
Richard P. Wallace	2/14/2011	73.45	$82.82	Acquisition of Phantom Shares (c)
Richard P. Wallace	2/14/2011	22.04	$0	Acquisition of Phantom Shares (d)
Glenn S. Schafer	2/14/2011	176.08	$82.82	Acquisition of Phantom Shares (c)
Glenn S. Schafer	2/14/2011	52.83	$0	Acquisition of Phantom Shares (d)
Kevin M. Farr	2/14/2011	85.53	$82.82	Acquisition of Phantom Shares (c)
Kevin M. Farr	2/14/2011	20.22	$0	Acquisition of Phantom Shares (d)
Charles A. Haggerty	2/14/2011	99.11	$82.82	Acquisition of Phantom Shares (c)
Charles A. Haggerty	2/14/2011	24.30	$0	Acquisition of Phantom Shares (d)
Susan R. Salka	2/14/2011	26.16	$82.82	Acquisition of Phantom Shares (c)
Susan R. Salka	2/14/2011	3.92	$0	Acquisition of Phantom Shares (d)
William N. Kelley	2/14/2011	81.00	$82.82	Acquisition of Phantom Shares (c)
William N. Kelley	2/14/2011	24.30	$0	Acquisition of Phantom Shares (d)

(c)	Represents Stock Units allocated under the Deferred Directors’ Fee Program in connection with deferral of director fees.

(d)	Represents Premium Stock Units contributed by the Company under the Deferred Directors’ Fee Program.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECKMAN COULTER, INC.

By:	/s/ Arnold A. Pinkston
Name:	Arnold A. Pinkston
Title:	Senior Vice President, General Counsel and Secretary

Dated: February 18, 2011

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